UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒          Form 40-F  ☐

Agreements Related to Bitdeer’s Mining Datacenters

Lease Agreement for the Mining Datacenter in Bhutan

Bitdeer Gedu Private Limited (“Bitdeer Gedu”), a subsidiary of Bitdeer Technologies Group, a Cayman Islands company (the “Company”), has entered into a land lease agreement (the “Land Lease Agreement”) with Druk Holding and Investments Limited, a holding company incorporated under the Companies Act of Kingdom of Bhutan (“DHI”). Pursuant to the Land Lease Agreement, DHI demises and leases unto Bitdeer Gedu the exclusive right to use the sites located at Gedu, Bhutan for purposes of constructing, developing, operating and maintaining the Company’s cryptocurrency mining farm in Bhutan. The Land Lease Agreement contains other customary obligations and rights of the parties.

Property Purchase Agreement for the Mining Datacenter in Ohio

White Tail Creek, LLC, an Ohio limited liability company (“White Tail Creek”), a subsidiary of the Company, has entered into a contract of sale (“Contract of Sale”) with B&D Power Solutions, LLC (“B&D”). Pursuant to the Contract of Sale, B&D agrees to sell and convey to While Tail Creek certain property set forth in the Contract of Sale, including but not limited to the land situated in Stark County, Ohio, together with all improvements and related rights and interests, as well as certain personal property, for a total purchase price of US$1.575 million to be paid at closing. The closing of the sale is subject to customary closing conditions.

EXHIBITS

Exhibit No.	Description

10.1*	Land Lease Agreement, by and between Bitdeer Gedu and DHI

10.2*	Contract of Sale by and between White Tail Creek and B&D

*	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

	By:	/s/ Linghui Kong
	Name:	Linghui Kong
	Title:	Chief Executive Officer

Date: August 22, 2023